EXHIBIT 99.1

First Patient Dosed in IPH5201 Phase I Clinical Trial in Advanced Solid Tumors

Anti-CD39 monoclonal antibody, IPH5201, advances to first-in-human clinical trial; first molecule from Innate/AstraZeneca expanded collaboration progressing to the clinic

MARSEILLE, France, March 10, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the first patient was dosed in a Phase I clinical trial evaluating IPH5201, an anti-CD39 blocking monoclonal antibody, in adult patients with advanced solid tumors. The purpose of the study, which is sponsored by AstraZeneca (LSE/STO/NYSE: AZN), is to evaluate IPH5201 as monotherapy and in combination with durvalumab (anti-PD-L1) with or without oleclumab (anti-CD73 monoclonal antibody).

The IPH5201 Phase I program is supported by positive pre-clinical results presented at the Society for Immunotherapy of Cancer (SITC) 2019 Congress, which demonstrated that blocking CD39 in combination with PD-L1 checkpoint inhibitors provides increased antitumor efficacy over PD-L1 alone and supports the rationale for assessing this combination in clinical trials. Pre-clinical data recently published by Innate Pharma1 also demonstrates the rationale to further evaluate the combination of CD39 and CD73 blockade in cancer indications, given their potential synergistic effect on an anti-tumor response.  The blockade of CD39 not only prevents production of immunosuppressive adenosine, but also promotes accumulation of immunostimulatory adenosine triphosphate (ATP).  It is increasingly recognized that the adenosine pathway is critical in tumor immunosuppression.

“We’re pleased that the IPH5201 clinical studies have started, as blockade of CD39 represents an innovative and differentiated approach to potentially reverse immunosuppression mediated by adenosine in the cancer microenvironment.  In particular, IPH5201’s potential to unleash immune responses makes it an interesting molecule to investigate for the treatment of solid tumors, particularly in combination therapies,” said Pierre Dodion, Chief Medical Officer of Innate Pharma. “AstraZeneca is a very valuable partner given their expertise in the adenosine pathway and leadership in this field. We’re excited to see our first molecule progressing to the clinic from our multi-faceted partnership, helping to accelerate our Company strategy and advance our immuno-oncology portfolio.”

The multicenter, open-label, dose-escalation Phase I study will evaluate the safety, tolerability, antitumor activity, pharmacokinetics (PK), pharmacodynamics (PD) and immunogenicity of IPH5201 alone, or in combination with AstraZeneca’s anti-programmed cell death ligand 1 (PD-L1) therapy, durvalumab, with or without its anti-CD73 monoclonal antibody, oleclumab.  More information on the  Phase I clinical trial can be found at https://clinicaltrials.gov/ct2/show/NCT04261075.

About IPH5201:

In October 2018, Innate Pharma and AstraZeneca entered into a development collaboration and option agreement for further co-development and co-commercialization for IPH5201.

IPH5201 is a blocking antibody targeting the CD39 immunosuppressive pathway.

CD39 is an extracellular enzyme that is expressed in the tumor microenvironment, on both tumor infiltrating cells and stromal cells in several cancer types. CD39 inhibits the immune system by degrading adenosine tripohsphate (ATP) into adenosine monophosphate (AMP), that is then further degraded into adenosine by CD73. By promoting the accumulation of immune-stimulating ATP, and preventing the production of immune-suppressive adenosine, the blockade of CD39 may stimulate anti-tumor activity.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s final prospectus dated October 16, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Danielle Spangler Tel.: +1 917 499 6240 Danielle.Spangler@innate-pharma.com Jérôme Marino Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com